UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   GOTTERER, DAVID
   400 Park Avenue
   New York, N.Y.  10022
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Checkers Drive-In Restaurants, Inc.
   CHKRD
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |9/5/99|C   | |9,445 (1)         |A  |$14.39 (2) |9,445              |      |                           |
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(1)  Pursuant to the merger|      |    | |                  |   |           |                   |      |                           |
 between Checkers and Rally|      |    | |                  |   |           |                   |      |                           |
's Hamburgers              |      |    | |                  |   |           |                   |      |                           |
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Inc. ("Rally's") effective |      |    | |                  |   |           |                   |      |                           |
August 9, 1999 each share o|      |    | |                  |   |           |                   |      |                           |
f Rally's common           |      |    | |                  |   |           |                   |      |                           |
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stock held by the reporting|      |    | |                  |   |           |                   |      |                           |
 person was exchanged for 1|      |    | |                  |   |           |                   |      |                           |
 .99 shares                 |      |    | |                  |   |           |                   |      |                           |
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of Checkers stock and then |      |    | |                  |   |           |                   |      |                           |
subject to a one-for-twelve|      |    | |                  |   |           |                   |      |                           |
 reverse                   |      |    | |                  |   |           |                   |      |                           |
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stock split.  (2) Reporting|      |    | |                  |   |           |                   |      |                           |
 person's per share cost ba|      |    | |                  |   |           |                   |      |                           |
sis.                       |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Director Stock Option |$3.37   |8/5/9|A   | |A          |A  |8/5/9|8/17/|Common Stock|8,333 (|       |            |D  |            |
(right to buy)        |        |9    |    | |           |   |9    |09   |            |1)     |       |            |   |            |
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Director Stock Option |$1.78   |8/17/|A   | |A          |A  |8/17/|8/17/|Common Stock|10,000 |       |            |D  |            |
(right to buy)        |        |99   |    | |           |   |99   |09   |            |       |       |            |   |            |
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Director Stock Option |$15.83  |8/9/9|C (2| |A          |A  |9/15/|9/15/|Common Stock|3,731  |       |            |D  |            |
(right to buy)        |        |9    |)   | |           |   |95   |05   |            |       |       |            |   |            |
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Director Stock Option |$18.09  |8/9/9|C (2| |A          |A  |7/10/|7/10/|Common Stock|24,875 |       |            |D  |            |
(right to buy)        |        |9    |)   | |           |   |96   |06   |            |       |       |            |   |            |
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Director Stock Option |$17.37  |8/9/9|C (2| |A          |A  |5/11/|5/11/|Common Stock|2,488  |       |            |D  |            |
(right to buy)        |        |9    |)   | |           |   |97   |07   |            |       |       |            |   |            |
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Director Stock Option |$13.95  |8/9/9|C (2| |A          |A  |5/11/|5/11/|Common Stock|2,488  |       |            |D  |            |
(right to buy)        |        |9    |)   | |           |   |98   |08   |            |       |       |            |   |            |
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Director Stock Option |$4.15   |8/9/9|C (2| |A          |A  |5/11/|5/11/|Common Stock|2,488  |       |            |D  |            |
(right to buy)        |        |9    |)   | |           |   |99   |09   |            |       |       |            |   |            |
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Director Stock Option |$3.20   |8/9/9|C (2| |A          |A  |(3)  |7/18/|Common Stock|8,292  |       |            |D  |            |
(right to buy)        |        |9    |)   | |           |   |     |01   |            |       |       |            |   |            |
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Director Stock Option |$3.20   |8/9/9|C (2| |A          |A  |(4)  |2/12/|Common Stock|33,167 |       |            |D  |            |
(right to buy)        |        |9    |)   | |           |   |     |03   |            |       |       |            |   |            |
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Rally's Warrants      |$2.25   |9/5/9|C (5| |A          |A  |9/5/9|9/26/|Warrants to |1,097  |       |            |   |            |
                      |        |9    |)   | |           |   |6    |00   |Purchase Com|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |96,959      |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Constitutes 100,000 options in Checkers awarded on 8/5/99 in connection with the election of the reporting person to the Checkers Board which were exchanged for options in Checkers at a ratio of 1.99 for one in connection with the merger of Rally's and Checkers and then subject to a one-for-twelve reverse stock split effective
8/9/99.
2. Options originally granted under the Director stock option plan of Rally's Hamburgers, Inc. which were converted to options in Checkers in connection with the merger between Rally's and Checkers and then subject to a one-for-twelve reverse stock split effective August 9, 1999.
3. Options granted on 7/18/96 and vest in equal increments over a period of five years.
4. Options granted on 2/12/98 and vest in equal increments over a period of five years.
5. Rally's warrants converted to warrants to purchase shares of Checkers. Approximately six warrants and
$13.56 entitle reporting person to purchase one share of Checkers.
SIGNATURE OF REPORTING PERSON
DAVID GOTTERER